Independent Accountant's Report

The Board of Directors of
BNY Mellon Advantage Funds, Inc.

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon Advantage Funds, Inc.
(constituting BNY Mellon Global Dynamic Bond Income Fund,
BNY Mellon Global Real Return Fund,
BNY Mellon Opportunistic Midcap Value Fund,
BNY Mellon Opportunistic Small Cap Fund,
BNY Mellon Dynamic Value Fund,
BNY Mellon Technology Growth Fund and
BNY Mellon Dynamic Total Return Fund)
(the Company)
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of February 28, 2025.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA").
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of
BNY Mellon Advantage Funds, Inc.
and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 : Members in Public Practice of the
Code of Professional Conduct established by the AICPA.

Included among our procedures were the
following tests performed as of February 28, 2025 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period from September 1, 2024 (the immediate date after our last examination), through February 28, 2025:

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon (the Custodian) records, if any; and

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon Advantage Funds, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of February 28, 2025, with respect to securities reflected in the investment account of the
Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Advantage Funds, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
May 30, 2025


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

May 30, 2025

We, as members of management of
BNY Mellon Advantage Funds, Inc.
(constituting BNY Mellon Global Dynamic Bond Income Fund,
BNY Mellon Global Real Return Fund,
BNY Mellon Opportunistic Midcap Value Fund,
BNY Mellon Opportunistic Small Cap Fund,
BNY Mellon Dynamic Value Fund,
BNY Mellon Technology Growth Fund
and BNY Mellon Dynamic Total Return Fund)
(the Company),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2025 and from September 1, 2024 through February 28, 2025.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of February 28, 2025 and from
September 1, 2024 through February 28, 2025, with respect to securities reflected in the investment account of the Company.

BNY Mellon Advantage Funds, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.